UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
SEP 01 2020
Washington DC
413

SEC FILE NUMBER
8-34099

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/19 (MM/DD/YY) AND ENDING 06/30/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Patrick Capital Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7401 Watson Rd. Ste. 88
(No. and Street)

St. Louis	MO	63119
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Clark (314) 963-9336
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

9645 Lincolnway Lane 214A	Frankfort	IL	60423
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brian Clark, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Patrick Capital Markets, LLC, as of June 30, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO / President

Title

Notary Public

NATHAN MATARAZZI
Notary Public - Notary Seal
St. Louis City - State of Missouri
Commission Number 11038242
My Commission Expires Sep 28, 2023

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PATRICK CAPITAL MARKETS, LLC

STATEMENT OF FINANCIAL CONDITION AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

JUNE 30, 2020

Sciaccotta
Dunleavy
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Patrick Capital Markets, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Patrick Capital Markets, LLC (the "Company") as of June 30, 2020, and the related notes (collectively referred to as the "financial statements"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Patrick Capital Markets, LLC as of June 30, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Patrick Capital Markets, LLC's auditor since 2010.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
August 25, 2020

Phone:708.489.1680 Fax:847.750.0490 | **dscpagroup.com**
9645 W. Lincolnway Lane, Suite 214A | Frankfort, IL 60423
2639 Fruitville Road, Suite 303 | Sarasota, FL 34237

PATRICK CAPITAL MARKETS, LLC

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2020

ASSETS

Cash and cash equivalents	$ 2,089,482
Commissions receivable	406,967
Other receivables	14,315
Right-of-use asset (net of accumulated amortization of $15,096)	46,051
Prepaid expenses	38,675
TOTAL ASSETS	$ 2,595,490

LIABILITIES AND MEMBER'S CAPITAL

LIABILITIES	
Accounts payable and accrued expenses	$ 1,029,840
Commissions payable	767,090
Lease liability	46,051
Promissory note	181,900
Total Liabilities	$ 2,024,881
MEMBER'S CAPITAL	$ 570,609
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$ 2,595,490

The accompanying notes are an integral part of this financial statement.

<u>PATRICK CAPITAL MARKETS, LLC</u>

<u>NOTES TO STATEMENT OF FINANCIAL CONDITION</u>

<u>YEAR ENDED JUNE 30, 2020</u>

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization - Patrick Capital Markets, LLC (the "Company"), a wholly owned subsidiary of Saxony Financial Holdings, LLC, was organized in the state of Missouri on June 16, 2008. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activities are brokering securities transactions, providing managing broker dealer services and receiving referral fees.

Basis of Presentation - The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Recognition of Revenue – The Company follows the revenue recognition guidance that requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies the performance obligation.

Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e., reports revenue on a gross basis) or agent (i.e., reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred and discretion in establishing the price.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES - *(Continued)*

Commissions - 1940 act wholesaling commissions are earned for wholesaling various mutual funds to other broker dealers or RIAs. Revenues are recognized in the month earned. 1940 act wholesaling commissions are earned and computed in two ways; a) on an as sold basis and b) assets under management "AUM" basis. Revenue is recorded in the month of sale for the "As Sold Basis" and reported in the month the dollars are in the asset base of manager for the "AUM" basis. 1031 DST Wholesaling commissions are earned for wholesaling 1031 DST offerings to other broker dealers or RIAs. Commissions are earned on placement of client's funds and are paid by the sponsor directly to the Company. Revenues are reported in the month transactions are closed. Directed Commissions Structured commissions are earned for the wholesaling of various structured notes to other broker dealers. Commission are paid by the issuer of the notes directly to the Company.

Fee Income – Managing broker dealer fees are a percentage of the offering for managing any security offering. Investment banking fees are fees earned for funds placed directly in a private placement transaction. Referral fees are received for the placement of funds, which may include a participation in the management fee generated. General consulting fees are for services other than sales commissions that are not otherwise described above. Fee income is recognized in the month earned.

Significant Judgments - The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Concentrations of Credit Risk - The Company is engaged in various brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES - *(Continued)*

In addition, the Company's cash is on deposit at several financial institutions and the balance at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

Cash Equivalents - For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Receivables - The Company reviews the receivables for collectability on a regular basis. The allowance for doubtful accounts reflects management's best estimate of probable losses determined principally on the basis of historical experience. The allowance for doubtful accounts was $0 at June 30, 2020.

Leases - In February 2016, the FASB issued ASU 842, Leases, which requires lessees to recognize most leases on their balance sheets as a right-of-use asset with a corresponding lease liability. Additional qualitative and quantitative disclosures are also required. The Company adopted the standard effective July 1, 2019 using the cumulative-effect adjustment transition method, which applies to the provisions of the standard at the effective date without adjusting the comparative periods presented. The Company also adopted the practical expedient and made an accounting policy election allowing lessees to not recognize right-of-use (ROU) assets and liabilities for leases with a term of 12 months or less.

Adoption of this standard resulted in the recognition of operating lease right-of-use asset and corresponding lease liability, of $61,147 on the Statement of Financial Condition at the beginning of the respective lease. The standard did not materially impact operating results or net capital. Disclosures related to the amount timing and uncertainty of cash flows arising from leases are included in Note 5.

Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the FINRA, the Company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At June 30, 2020, the Company's net capital and required net capital were $478,649 and $131,922, respectively. The ratio of aggregate indebtedness to net capital was 413%.

NOTE 3 - INCOME TAXES

As a limited liability company with only one member, the Company is treated as a disregarded entity for federal income tax purposes. In addition, the sole member of the Company uses the calendar year for income tax purposes.

Effective January 1, 2013, both the Company and the sole member elected S-Corporation status. Therefore, the members of the sole member are responsible for any income taxes.

NOTE 4 - RELATED PARTIES

As previously mentioned, the Company is wholly owned by Saxony Financial Holdings, LLC. The Company is also affiliated through common ownership and management with Saxony Capital Management, LLC (an SEC registered RIA), Saxony Insurance Agency, LLC, RECA Group, Inc. (RECA), Saxony Holdings, Inc., CBR Holding, LLC, Pinnacle Equity Holdings, LLC, Pinnacle Equity Management, LLC (PEM), a registered broker/dealer and Saxony Securities, Inc. (SSI), a registered broker/dealer and wholly owned subsidiary of Saxony Holdings, Inc.

The Company has an expense sharing agreement with SSI. For the year ended June 30, 2020, the Company reimbursed SSI $84,360 for compensation, occupancy and other expenses. The Company also paid SSI $29,100 of private placement fees during the year (See Note 5).

The Company also paid PEM $163,846 of private placement fees during the year.

NOTE 4 - RELATED PARTIES – *(Continued)*

The Company has an agreement with RECA to lease software on a month to month basis. The agreement may be terminated by either party with 30 days written notice. Total payments made by the Company during the year ended June 30, 2020 relating to this agreement were $5,952.

NOTE 5 - LEASE COMMITMENTS

The Company has an obligation with a related party (See Note 4) as a lessee for office space. The Company classified this lease as an operating lease. Payments due under the lease contract include fixed payments.

Operating leases are included in ROU assets and lease liabilities, on the Statement of Financial Condition. This asset and liability are recognized at the commencement date based on the present value of remaining lease payments over the lease term using the Company's incremental borrowing rates. Short-term operating leases, which have an initial term of 12 months or less, are not recorded on the balance sheet.

The Company leases its office space under an operating agreement that expires March 2023.

The components of lease cost for the year ended June 30, 2020 are as follows:

Operating lease cost	$ 18,000
Total lease cost	$ 18,000

NOTE 5 - LEASE COMMITMENTS – *(Continued)*

Other information related to the lease at June 30, 2020:

Supplemental cash flow information:
Cash paid for amounts included in the measurement of the lease liability:
Operating cash flow from operating lease $18,000

ROU assets obtained in exchange for lease obligation:
Operating lease $ 61,147

Reductions to ROU asset resulting from reductions to lease obligation:
Operating lease $ (15,096)

Weighted average remaining lease term:
Operating leases – 2.75 years

Weighted average discount rate:
Operating leases – 5.5 %

Amounts disclosed for ROU asset obtained in exchange for the lease obligation and reductions to ROU asset resulting from reductions to the lease obligation include amounts added to or reduced from the carrying amount of ROU asset resulting from new leases, lease modifications or reassessments. Maturities of lease liability under noncancelable operating lease as of June 30, 2020 are as follows:

Year Ended June 30,		Total
2021	$	18,000
2022		18,000
2023		13,500
Total undiscounted lease payments	$	49,500
Less: Imputed interest		(3,449)
Total lease liability	$	46,051

Other Intangible Operating Leases - The Company has several noncancellable operating leases for file sharing, data storage and other services. These agreements expire at various dates through June 2022. In addition, most have automatic renewal periods that range for additional one- or two-year periods. Total expenses relating to these agreements were $55,303 of which $20,618 were included in prepaid expenses on the Statement of Financial Condition for the year ended June 30, 2020. Future minimum lease payments for these leases are $45,151 and $6,840 for the years ended June 30, 2021 and 2022, respectively.

NOTE 6 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT

The Company has an agreement with Saxony Securities Inc. (SSI), an affiliated broker dealer, whereby the Company may introduce securities transactions to SSI who will then introduce the same transactions to its clearing broker/dealer. This is commonly referred to as a piggyback arrangement. The Company receives commissions from SSI for the transactions introduced to its clearing broker/dealer, less certain fees and charges. The agreement had an initial 12-month term that automatically extends for additional 12-month periods. Either party may terminate the agreement at any time with 30 days prior written notice. Additional terms state that each party will not hire or recruit registered representatives from the other without prior written consent until 12 months have elapsed after the termination of any agreement. For the year ended June 30, 2020, the number of transactions so introduced via this agreement was nominal.

NOTE 7 - CONCENTRATION OF RISK

For the year ended June 30, 2020, one group of sales personnel accounted for 38% of the Company's total revenue and a second group of sales personnel accounted for 23%.

NOTE 8 – RETIREMENT PLAN

Effective January 1, 2017, the Company began a 401(k) retirement plan covering substantially all employees. The Plan provides for employer contributions determined at the discretion of the Company and for employee contributions. Discretionary employer contributions of $37,488 were made in March 2020, for the 2019 calendar year.

NOTE 9 – REVENUE FROM CONTRACTS WITH CUSTOMERS

In regard to ASC Topic 606, revenue has been disaggregated on the Statement of Income. For presentation purposes, revenue on the Statement of Income is disaggregated further than what was presented on the FOCUS filings. No further disaggregation is warranted at June 30, 2020.

NOTE 10 – PROMISSORY NOTE

On April 28, 2020, the Company entered into a Promissory Note (the "PPP Note") with Enterprise Bank & Trust as the lender (the "Lender"), pursuant to which the Lender agreed to make a loan to the Company under the Paycheck Protection Program (the "PPP Loan") offered by the U.S. Small Business Administration (the "SBA") in a principal amount of $181,900 pursuant to Title 1 of the Coronavirus Aid, Relief and Economic Security Act (the "CARES Act").

The PPP Loan proceeds are available to be used to pay for payroll costs, including salaries, commissions, and similar compensation, group health care benefits, and paid leaves; rent; utilities; and interest on certain other outstanding debt. The amount that will be forgiven will be calculated in part with reference to the Company's full-time headcount during the twenty-four week period following the funding of the PPP Loan.

The interest rate on the PPP Note is a fixed rate of 1% per annum. To the extent that the amounts owed under the PPP Loan, or a portion of them, are not forgiven, the Company will be required to make principal and interest payments in monthly installments beginning once the Company hears from the SBA regarding forgiveness. The PPP Note matures in two years.

NOTE 11 – DEFERRED COMPENSATION AWARDS

During the year, the Company made awards to several key employees under a deferred compensation plan. All such awards are payable at a future date which may vary under the terms of each award, provided such employees have continued to be employed by the Company or under certain circumstances. The Company recorded a net expense of $389,320 during the year for deferred compensation and a related liability of $415,938 for the year ended June 30, 2020.

NOTE 12 - CONTINGENCIES

The Company, from time to time, is involved in certain claims and arbitrations incidental to its business. Management is of the opinion that any claims, either individually or in the aggregate, to which the Company is a party will not have a material adverse effect on the Company's financial position or operations.

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a pandemic which continues to spread throughout the United States. The Company is monitoring the outbreak of COVID-19 and the related business and travel restrictions and changes to behavior intended to reduce its spread, and its impact on operations, financial position, cash flows, customer trends, and the industry in general, in addition to the impact on its employees. Due to the rapid development and fluidity of this situation, the magnitude and duration of the pandemic and its impact on the Company's operations and liquidity is uncertain as of the date of this report. While there could ultimately be a material impact on operations and liquidity of the Company, at the time of issuance, the impact could not be determined.

NOTE 13 – SUBSEQUENT EVENT

The Company has evaluated subsequent events for potential recognition and/or disclosure through August 25, 2020, the date the financial statements were available to be issued.